

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 25, 2012

Via E-mail
Gary T. Krenek
Senior Vice President and
 Chief Financial Officer
Diamond Offshore Drilling, Inc.
15415 Katy Freeway
Houston, Texas 77094

> **Re:** **Diamond Offshore Drilling, Inc.**
> **Form 10-K for the Year Ended December 31, 2011**
> **Filed February 23, 2012**
> **File No. 001-13926**

Dear Mr. Krenek:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2011

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 22

Contract Drilling Backlog, page 23

1.   We note that your contract drilling backlog is calculated by multiplying the contracted operating dayrate by the firm contract period and adding one-half of any potential rig performance bonuses. Tell us and disclose the following:

   - Your basis for concluding that amounts attributable to performance bonuses represent firm backlog;

- The specific performance criteria, achievement or metric required to earn the bonuses;

- The basis for concluding that half of the bonuses should be included; and,

- The amount of performance bonus reported for each year, by vessel category and in total.

Financial Statements, page 45

Notes to Consolidated Financial Statements, page 52

Note 15. Segments and Geographic Area Analysis, page 75

2.   Disclosure under this note indicates that you have aggregated multiple operating segments into one reportable segment. To help us understand your reporting, please provide the following:

- Identify your operating segments for us,

- Explain to us how your operating segments have been determined, and

- Provide a detailed explanation of you have applied the aggregation criteria, including similarity of economic characteristics, specified in FASB ASC paragraph 280-10-50-11.

As part of your response, identify for us your CODM, and provide a copy of the report used by the CODM to allocate resources and assess performance.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Andri Boerman at 202-551-3645 or me at 202-551-3489 if you have questions regarding these comments.

Sincerely,

/s/ Brad Skinner

Brad Skinner
Senior Assistant Chief Accountant